JOHN B. RICHARDS

johnbrichards@gmail.com
203-559-9181

Accomplished CEO and Board member with a successful record of strategic development and growth of early-stage, iconic branded consumer companies: Four Seasons Hotels, Starbucks and Elizabeth Arden Spas. Translated ground breaking success in travel, hospitality and specialty retail, into healthcare services, fitness and beauty companies in diverse multi-channel growth environments. Innovative and effective, with deep knowledge of affluent consumers, proven digital marketing, operations, and real estate skills driving strong financial results. With over 20+ years of public and private board experience well versed in Corporate Governance, IPO and private equity funding.

PROFESSIONAL EXPERIENCE

THE NEW ENGLAND CONSULTING GROUP www.necg.net, GREENS FARMS, CT   **2007-2010, PRESENT**
Leading marketing strategy consulting partnership, founded 1981, offshoot of Glendenning Partners
Advisory Partner and Principal
Developed retail strategies and growth plans for: *Medifast (NYSE: MED)* in retail weight loss, *Ahava* natural skin care, Israeli firm, Mimi's *Café* casual dining, *Firehouse Subs* quick service food, *Suntory* beverages and *National Restaurant Association* in strategy. Served as interim Chief Executive and Board member of *Picture People* a national chain of photo studios leading to successful sale and *Envision EMI* in scholastic education leading a complete re branding and repositioning of the company.

FITNESS, HEALTH CARE & BEAUTY SERVICES

LIFE TIME FITNESS (NYSE: LTM) MINNEAPOLIS, MN   **2006–PRESENT**
A leading $2.5B chain of fitness emporiums with 120+ units, each of 140,000 sq. ft.   **[concurrent]**
Board of Directors: Nominating & Governance Chair, Finance, Compensation committee
Led expansion of public board, advised on strategic governance, expansion of health, wellness services, Spa, Café and events markets. The Company tripled in revenue and center count and was taken private, creating record shareholder value in 2015.

THE JOINT CORP (NASDAQ: JYNT) SCOTTSDALE, AZ   **2011 – 2016**
A hyper growth, $100MM, private pay, convenience-driven franchiser/operator of 380 Chiropractic Clinics in 30 states
Chief Executive Officer, Board of Directors & Advisor
Drove strategic direction, concept refinement and capabilities for rapid expansion leading to a successful IPO. Tripled business from 110 to 350 clinics, achieved 30+% comparative store growth, 3+ million visits and 3x sales through a disruptive, clinic model charting a course to initial enterprise profitability. Company is now the largest employer of 800+ Chiropractors in the country. Transitioned to full-time Franchise and sales management.

ELIZABETH ARDEN– RED DOOR SPA HOLDINGS, PHOENIX, AZ/NEW YORK, NY.   **2001-2006**
$220MM purveyor of luxury spa, salon services and products encompassing 110 units and 5000 associates
President, Chief Executive Officer & Board of Directors
Recruited by investors to transform, reposition this classic brand into a growth business focused on the Red Door Spa brand. Built executive team. Secured financing and restructuring for early financial exit. Named Portfolio **CEO of the year**.

- Dramatically improved financial position resulting from initial acquisition financing and pre/post-9/11 business climate. Grew sales from $167MM to $200MM (+18%), increased EBITDA from $8.8MM to $14MM. (+59%)
- Created vision and developed strategic plan, operating programs and standards to maximize brand potential of Elizabeth Arden Red Door Spa; divested under-performing department stores improving margin from 33% to 39%.
- Drove hotel and resort strategy working with developers to integrate Red Door Spa brand
- Redesigned store model to enhance the consumer experience and product sales, including layout, service mix, design and construction economics. Added 12 units in 14 months and achieved all targets.
- Created aggressive Internet strategy that propelled web gift certificates from 5% to 37% of free-standing unit sales. Introduced Industry's first on-line booking capability and frequent guest program.

**SPECIALTY FOOD & BEVERAGE RETAIL**

DEAN & DELUCA INC./.COM, SAN FRANCISCO, CA/NEW YORK, NY   **2000-2001**
$120MM specialty multi-channel retailer of high-end foods, wine and kitchenware in the dot com era
President, Chief Executive Officer and Board of Directors
Recruited by financial backers to lead anticipated 2000 IPO. Built initial E-Commerce operations and corporate sales creating an early ground breaking multi-channel concept in specialty food. Led subsequent private company sale.

STARBUCKS COFFEE COMPANY (NASDAQ: SBUX) SEATTLE, WA   **1997 – 2000**

President, Retail North America; President, North American Operations

Recruited to lead operations and new initiatives achieving meteoric growth from $400MM to $2.5B and 33,000 retail partners. Managed full Retail N.A. P&L including retail marketing, product development, operations, finance, design and construction, and human resources. Promoted to President N.A. Operations where I grew sales to $3.0B via 9 direct reports (35,000 total employees) and led grocery/wholesale, internet/catalogue, and partnerships with Pepsi-Cola, Dreyer's, and Kraft.

- Led comprehensive growth assessment to identify new initiatives and to maintain 30+% expansion.

- Rebuilt retail operations and standards. Grew store openings six-fold from 500 to 3000 stores in 2 1/2 years, reaching 410 new stores per year. Grew comp store sales from 3% to 7%. Grew Retail revenue from $400MM to $2.5B. Drove operating profit from $85MM to $325MM.

- Led expansion of retail in grocery stores, college stores and small towns and hotels, adding 50 stores per year.

- Acquired Tazo Tea, Pasqua and Hear Music Inc, yielding an initial $85MM in top-line sales.

- Created new F&B product development process yielding 2% incremental comparable store sales growth.

**LUXURY TRAVEL & HOSPITALITY**

FOUR SEASONS HOTELS, LTD. (NYSE: FS) TORONTO, CANADA   **1987 – 1997**
Executive Vice President, Operations, Chief Marketing & Planning Officer
Member of Executive team that built company from 8 to 42 properties in 3 to 22 countries achieving revenue of $2.5B. Built marketing organization, brand strategy, and new channel initiatives in advance of global expansion. Promoted to Executive Vice President Operations with global responsibility for marketing and human resources and North American and European operations that drove new hotel openings and improved profitability.

- Built global sales, marketing and reservations organizations from scratch integrating Regent hotels in Asia and Europe. Brand awareness increased from 20-80% eclipsing Ritz Carlton as premier luxury chain. Expanded into 22 countries.
- Crafted new management contract to increase owner contribution to marketing of properties.
- Launched Four Seasons vacation ownership and operations (Time Share) business in Carlsbad and Scottsdale.
- Directed N.A. and European Hotel Operations (30 hotels), e.g., opened/staffed 10 new hotels.

ROYAL VIKING CRUISE LINE, SAN FRANCISCO, CA   **1981 – 1986**
Vice President, Marketing & Planning
Key member of team charged with turnaround of $250MM luxury cruise line. Rebuilt brand equity and developed revenue programs positioning company for successful sale. Worked with Warren Titus, founder of Seabourn cruises, and Tor Hagen Chairman of Viking Cruises.

- Redesigned cruise programs to appeal to a younger audience and increase traffic with innovations like Gary Player Global Golf Program & Halley's Comet Cruise with Carl Sagan. Load factors increased from 62% to 84%. Grew Profit from 12-25% in 2 years.
- Created direct marketing and loyalty program including first cruise line inclusion in United Airlines Mileage Plus program doubling cruise frequency/conversion rate to 11%.

Prior to 1981

Advanced through successive levels of responsibility at **McKinsey & Company** and the **Procter & Gamble Company.**

EDUCATION: MBA, **The Wharton School, University of Pennsylvania**
Wharton Public Policy Fellow, Honeywell Common Market internship, President Marketing Association
Multinational Enterprise Teaching Assistant, Assistant Lacrosse Coach

BA, History & Sociology, **Bucknell University**
Fraternity President, starting midfielder Championship Varsity Lacrosse

AFFILIATIONS: Eagle Scout, Thomas B. Richards Halfway house, Bucknell Lacrosse Foundation, Bucknell Parents Board
Past Board member: Equinox Fitness, Current Board Member/Advisor: Actio Analytics, OneYum Inc.